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                             February 15, 2024

       Antonio Bonchristiano
       Chief Executive Officer
       GP-Act III Acquisition Corp.
       300 Park Avenue 2nd Floor
       New York, NY 10022

                                                        Re: GP-Act III
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted January
19, 2024
                                                            CIK No.: 0001834526

       Dear Antonio Bonchristiano:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Cover Page

   1. We note your disclosure that you will have 24 months from the closing of the initial public offering to
consummate your initial business combination. Please clarify, if true, that you may amend your
organizational documents to extend your business combination deadline. If there are
reasons why you cannot or will not seek shareholder approval to extend such deadline,
please state so. Please add similar clarification elsewhere in your filing where you
describe the deadline.
       Summary
       Competitive Strengths, page 5

   2. Please revise to balance your disclosure in this section by also disclosing the current trading price of each
of Rimini Street and Whole Earths Brands, and also provide a quantification of the
amount of public shares that were outstanding immediately prior to
 Antonio Bonchristiano
GP-Act III Acquisition Corp.
February 15, 2024
Page 2
         those merger transactions.
Redemption rights for public shareholders upon completion of our initial business combination, page 29

3. We note your statement that your public shareholders will have the opportunity to redeem their shares upon the completion of your business combination. Please revise here, and elsewhere as appropriate, to disclose whether the shareholders will be permitted to redeem their shares regardless of whether they abstain, vote for, or against, the proposed transaction or whether they must vote against it.
Risk Factors
If we are deemed to be an investment company..., page 49

4. We note your statement that the assets in your trust account will be invested only in U.S.
         government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company
         Ac. Please revise your disclosure to state clearly the risk that nevertheless, you could be considered to be operating as an unregistered investment company. Please confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.
We may be unable to obtain additional financing . . ., page 56

5. We note your statement that you believe that the net proceeds of this offering and the sale of the private placement warrants will be sufficient to allow you to complete your initial business combination. We also note your disclosures elsewhere that you intend to target companies whose enterprise valuation is between $1.0 billion and $5.0 billion. Please revise to reconcile.
Use of Proceeds, page 79

6. We refer to your statement on page 39 that the "as adjusted" information contemplates repayment of up to $700,000 in loans from GPIC, Ltd., and $400,000 in loans from IDS
       III LLC. You also state here in note 2 that these loans will be repaid upon completion of the offering "out of the $600,000 of offering proceeds that has been allocated for the payment of offering expenses (other than underwriting commissions) not held in the trust account." However, the $600,000 amount does not appear to be included in the second table, which shows the use of net proceeds that are not held in the trust account. In
FirstName LastNameAntonio Bonchristiano
       addition, please clarify how you will repay any loans that exceed this $600,000 amount. In
Comapany    NameGP-Act
       this regard, we noteIIIyour
                               Acquisition
                                   statementCorp.
                                             in note 2 that as of December 31,
2023, the
       outstanding
February            amount
          15, 2024 Page  2 was already $682,182.
FirstName LastName
 Antonio Bonchristiano
FirstName
GP-Act III LastNameAntonio
           Acquisition Corp. Bonchristiano
Comapany15,
February   NameGP-Act
             2024       III Acquisition Corp.
February
Page 3 15, 2024 Page 3
FirstName LastName
Principal Shareholders, page 139

7. Please identify the natural person or persons who, directly or indirectly, exercise sole or shared voting and/or investment powers with respect to the shares held by GPIAC II,
         LLC.
Income Tax Considerations, page 164

8. Your description of the tax consequences should describe clearly those consequences and not merely provide a summary. Please revise to remove the summary references. Also, please remove the disclaimer on page 164 that the discussion does not constitute tax advice.
Signatures, page II-5

9. Please include the signature of the authorized representative in the United States. Refer to the instructions to the Signatures section of Form S-1.
        Please contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-3429
if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Dorrie Yale at 202-551-8776 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Real
Estate & Construction
cc:      J. Mathias VonBernuth